Meridian Gold Inc. 9670 Gateway Drive Suite 200 Reno, Nevada 89521-8953 (775) 850-3777 (775) 850-3733 Fax
October 7, 2005
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-0405

Re:	Meridian Gold, Inc. Form 40-F for Fiscal Year Ended December 31, 2004 Filed March 28, 2005 Response Letter Dated May 25, 2005 Response Letter Dated August 5, 2005 File No. 1-12003
     We received your letter dated August 30, 2005 concerning our annual report on Form 40-F for the year ended December 31, 2004. We have prepared the following responses to your comments. The Staff’s comments are shown in bold.
40-F for the Fiscal Year Ended December 31, 2004
Narrative Description of the Business
Accounting for the Impairment of Long-Lived Assets, page 12
1.	We have read your response to prior comment number one and are unable to agree with your conclusions. We note that at the time you purchased Brancote Holding PLC it held properties that were classified as in the mining development stage as a result of its determination of proven and probable reserves as evidenced by a final feasibility study and appears to have begun its principal operations. Refer to Example 4, Scenario 5 of EITF 98-3 for US GAAP. Please contact us at your earliest convenience.
     As we discussed with the staff, when we acquired Brancote Holding PLC (“Brancote”), we purchased a company that held development stage mineral properties. At the time of the acquisition, Brancote had completed drill programs on the Esquel mineral property that were sufficient to provide Brancote with an inferred resource, and a scoping study had been completed on the project. Subsequent to acquisition, we enhanced this project by commissioning a significant exploration program to bring this inferred resource to a reserve level. Additionally, we completed a series of technical reports which culminated in the application for environmental permits thru the EIS process. A technical report dated March 31, 2003 was filed with the Canadian securities regulatory authorities (on www.sedar.com) on April 11, 2003.
     In your August 30, 2005 letter, you referred us to EITF 98-3 Example 4, Scenario 5. We believe EITF 98-3 Example 4, Scenario 4 better represents our situation at the time of the acquisition, as we acquired early-stage mineral properties with a completed scoping study, but insufficient data was available at the time of the acquisition to justify making a production decision. Therefore we respectfully submit to the staff that no change in the accounting of the acquisition should occur.
Esquel, page 20
2.	We have read your response to prior comment number two and continue to be uncertain as to how you are able to conclude that you have established legal feasibility.

Please expand your disclosures and/or address each of the following:
•	(#1) explain the extent to which you have made progress toward acquiring the necessary permits,

•	(#2) explain the extent to which you have considered and made progress on alternative methods to develop the property that are currently permitted under local and federal law,

•	(#3) describe your plans to legally defend yourself,

•	(#4) identify the estimated cost of the litigation,

•	(#5) identify elapsed time estimate,

•	(#6) identify additional personnel needed to guide this process,

•	(#7) describe the board of directors’ involvement regarding this matter

•	(#8) explain how this will affect your business provided you prevail or do not prevail,

•	(#9) include your estimate of the time delay in the development of the mine, the cost of the delay, and if you do not prevail, what the impairment of assets would expect to be, and

•	(#10) provide us with your impairment analysis and assumptions that you used to determine that this asset was not impaired.
     #1 and #2: As we discussed with the staff we have never been denied a permit to operate a mine in Argentina. Under Argentine law, when a permit request is filed, it must be denied within 90 days or the permit is automatically granted. Late in 2002, we filed a request for a permit with the provincial government. However, subsequent to the non-binding referendum passed in early 2003 that indicated the residents of Esquel disapproval of the mine development, we agreed to pause the project until we were able to understand and respond to the community’s concern. Subsequently, the Chubut government passed law 5001 which prohibits open pit mining and the use of cyanide except in designated areas in Chubut province.

     We have discussed the concepts of responsible mining with the national and provincial governments. The provincial government is in the processes of developing a provincial mining code to supplement the national mining code. When the provincial mining code is released, we believe it will supersede law 5001. We believe our new underground mine plan is likely to meet the requirements of the provincial mining code being discussed.
     #3, #4, #5 and #6: We are currently not a defendant in a lawsuit regarding our rights to our Argentine project; therefore, we do not have plans to legally defend ourselves. Currently, we also do not anticipate the requirement to litigate to protect our rights.
     #7: We review the status of our Argentine mineral properties with the board of directors regularly. In addition to direct access to our executive management team, the board has been provided direct access to our Argentine legal counsel and other project team members and advisors.
     #8: If we prevail and are able to begin production of our Argentine mineral properties we will generate economic returns and cash flows. Regardless of whether our Argentine mineral properties are developed, we will continue as a viable company. Our El Penon mine in Chile is one of the most profitable gold mines in the world and is projected to be in production for many years. Our cash flow from operations has been in excess of $62 million in each of the last three fiscal years and apart from Esquel we have a thriving exploration and business development program that we hope will extend our mineral reserves and resources and production.
     #9: As we discussed with the staff it is difficult to estimate the time required to achieve our objective of obtaining permits for our Argentine project and initiate construction of the mine. We are actively discussing concepts of responsible mining with the national and provincial governments and expect this to lead to favorable outcome.
     The current carrying cost of our Argentine project is minimal considering the size of the Company.
     If we are not able to develop our Argentine mineral properties, we will reduce the carrying value of the assets to their estimated fair market value. We currently expect the fair value would be a nominal amount. The net carrying value of our investment in Argentina is approximately $350 million.
     #10: An impairment analysis was performed following the non-binding referendum and a review of the carrying value of our mineral properties has been and continues to be performed at each reporting period, in accordance with Canadian GAAP. Our financial models indicate the economic feasibility of our Argentine mineral properties based on expected future cash flows, both as an open pit mine and as an underground mine, and sensitivity analyses are prepared that consider changes in capital costs, gold prices, reserve ounces and operating costs. Our review also takes into account factors such as political, legal and environmental regulations and social aspects of our project.
Financial Statements
Statement of Operations, page 26
2.	We have reviewed your response to prior comment number three and are unable to agree with your conclusion. We believe that it is important to disclose to US investors how your measurement of cost of goods sold, as reported on the face of your statements of operations differs from cost of goods sold as defined in US GAAP. As previously requested, please expand your disclosure to explain this reporting difference to avoid US investor confusion.
     As we discussed with the staff we will expand our Canadian/US GAAP reconciliation note to identify this difference in future filings.
Statement of Cash Flows. page 28
3.	We have reviewed your response to prior comment number four and are unable to agree with your conclusion. As previously noted, the Illustrative example in CICA 1540 presents a subtotal that does not include net income or loss; it only includes “items not effecting cash.” Accordingly, we reissue our prior comment in its entirety.
We note in your reconciliation of net earnings to net cash provided by operating activities that you present a subtotal of net income and various charges and credits above total net cash from operating activities. Support your disclosure of this subtotal under Canadian GAAP as there does not appear to be a provision within CICA 1540 for this presentation.
     As we discussed with the staff, although we continue to believe the subtotal in question is permitted under CICA 1540, we will remove the subtotal from the cash flow statement in future filings.
     We believe we have adequately responded to your comments. If you should have any additional questions after reviewing our responses, please contact us.
Sincerely,
/s/ Peter C. Dougherty
Peter C. Dougherty
Vice President, Finance and Chief Financial Officer
Meridian Gold Inc.